

June 25, 2014

Via E-mail
David B. Wyshner
Senior Executive Vice President and Chief Financial Officer
Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, NJ 07054

> **Re:** **Avis Budget Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **File No. 1-10308**

Dear Mr. Wyshner:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Your website and the Avis Agent website provide information for customers going to Syria, and the Avis websites for Hungary, Croatia and Ghana include Syria in the Country of Rental drop down menu. In addition, several third party websites purport to provide services for the rental of Avis vehicles in Syria, Sudan and Cuba. Syria, Sudan and Cuba are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria since your letter to us dated December 30, 2011, and with Sudan and Cuba, whether through subsidiaries, affiliates, rewards partners, or other direct or indirect arrangements.

For instance we note that your Form 10-K and your website list as marketing partners, Air Canada, Air France, American Airlines, KLM, Lufthansa and Emirates Airline. Each of these companies is reported to have contacts with Syria, Sudan, and/or Cuba. In addition, Avisworld.com's Skywards page for Emirates Airline includes Syria in its country of residence drop down menu; and Lufthansa's Miles and More website includes Avis' logo and information about Avis for redeeming miles to hire cars on its Sudan page. Your response should describe any products, equipment, components, technology or services you have provided to Syria, Sudan, and Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of any contacts with Syria, Sudan and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David B. Wyshner
Avis Budget Group, Inc.
June 25, 2014
Page 3

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Michael Tucker
        Executive Vice President and General Counsel

        Max Webb
        Assistant Director
        Division of Corporation Finance